Commonwealth Bank of Australia
ACN 123 123 124

Secretariat

GPO Box 2719 Sydney NSW 1155	Telephone (02) 9378-3546 Facsimile (02) 9378-3317	J D Hatton Company Secretary

14 March 2003

The Manager Company Announcements Platform Australian Stock Exchange 20 Bridge Street SYDNEY NSW 2000

Dear Sir

Commonwealth Bank of Australia
Interim Dividend Payment – 28 March 2003

On 28 March 2003, Commonwealth Bank of Australia will be paying its interim dividend for the half year ended 31 December 2002 of 69 cents per share, amounting to $864 million.

This dividend will be a 100% franked dividend with the imputed credit being at the rate of 30%.

The dividend will be paid to all Commonwealth Bank shareholders who were recorded on the register as at the record date of 21 February 2003.

Shares issued under the Dividend Reinvestment Plan will be issued at a price of $24.75.

Yours faithfully

J D Hatton
Company Secretary